UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 2, 2022

RAD Diversified REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

54040 Cypress Center Drive, Suite 320

Tampa, FL, 33609

(Full mailing address of principal executive offices)

833-723-7348

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2021, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD Diversified REIT, INC.

By:	/s/ Brandon Dutch Mendenhall
Name:	Brandon Dutch Mendenhall
Title:	President/Chief Executive Officer

Date:	May 2, 2022